UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 22, 2014
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 22, 2014, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the first quarter ended December 31, 2013. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On January 22, 2014, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

> (d) The following is filed as an exhibit to this report:

Exhibit No.

> 99.1 Press release dated January 22, 2014, issued by Raymond James Financial, Inc.

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 22, 2014

By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES

January 22, 2014

FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media

RAYMOND JAMES FINANCIAL REPORTS FISCAL 1ST QUARTER 2014 RESULTS
Fiscal Year Starts with Record Quarterly Net Revenues and Pretax Income

- **Record quarterly net revenues of $1.2 billion, up 7 percent from prior year's first quarter and 5 percent from preceding quarter**
- **Net income of $116.6 million, or $0.81 per diluted share, compared to $85.9 million, or $.61 per diluted share, in prior year's first quarter**
- **Annualized return on equity for the quarter of 12.5 percent**

ST. PETERSBURG, Fla. - "Record quarterly pretax income was driven by record results in our Private Client Group and Asset Management segments, which were bolstered by record levels of assets under administration and assets under discretionary management," said CEO Paul Reilly. "Record revenues and overall expense control helped us achieve our targeted 15 percent pretax margins. Excluding certain favorable items as discussed below, our results were approximately in line with analysts' consensus estimates."

Client assets under administration grew to $447 billion, an increase of 15 percent over the prior year's first quarter and up 5 percent sequentially. Assets under discretionary management reached $61 billion, up 30 percent on a year-over-year basis and up 8 percent over the preceding quarter. Growth in client assets was driven by both positive net flows and strong equity markets, as the S&P 500 was up 10 percent for the quarter.

Net income for the quarter benefitted from a favorable tax rate as a result of strong gains in Corporate Owned Life Insurance values and the recognition of certain state tax refunds related to prior years.

Segment Results

Private Client Group

- **Record quarterly net revenues of $776.7 million, up 9 percent from prior year's first quarter and 5 percent from preceding quarter**
- **Record quarterly pretax income of $71.5 million, up 34 percent and 11 percent from prior year's first quarter and preceding quarter, respectively**
- **Private Client Group assets under administration reached a record $423 billion, up 14 percent from prior year's first quarter and 5 percent from preceding quarter**

Record results in the Private Client Group segment were driven by increased advisor productivity and a continued focus on optimizing margins. Private Client Group fee-based assets reached $151 billion and represented 36 percent of total assets under administration in the segment, up from 32 percent in the prior year's first quarter.

"We continue to retain and attract high quality financial advisors to our multiple affiliation platforms," said Reilly, "and we are excited about our recruiting pipeline for 2014."

Capital Markets

- **Pretax income of $33.4 million on $241.6 million of net revenues**
- **Investment banking revenues of $80 million, down 6 percent from the record reached in the preceding quarter**
- **Positive trading results despite a sluggish fixed income market**

The Equity Capital Markets division benefited from favorable levels of domestic investment banking activity, augmented by an increase of activity in Canada. Institutional equity commissions increased 13 percent from the preceding quarter, aided by the release of the firm's 2014 Analysts' Best Picks List during the quarter. In the Fixed Income division, both commission volumes and public finance activity remain subdued, which was partially mitigated by strong trading profits.

"Congratulations to our team for earning the 'Investment Banking Firm of the Year' award by *M&A Advisor* during the quarter," said Reilly. "While we expect the fixed income business to remain challenged over the near-term, we continue to make strategic investments in our platform."

Asset Management

- **Record quarterly net revenues of $96.0 million, up 46 percent from prior year's first quarter and 19 percent from preceding quarter**
- **Record quarterly pretax income of $31.8 million, up 52 percent and 4 percent from prior year's first quarter and preceding quarter, respectively**
- **Assets under discretionary management of nearly $61 billion, 30 percent higher than last year's first quarter and up 8 percent over preceding quarter**

Asset Management generated record revenues and earnings during the quarter, driven by a record level of discretionary assets under management and a $9.8 million performance fee. While the entire amount of the performance fee is reflected in the segment's revenues, approximately half of the fee is attributable to non-controlling interests.

Raymond James Bank

- **Nearly $500 million in net loan growth for the quarter**
- **Criticized loans declined $45 million, or nearly 13 percent during the quarter**
- **Modest net interest margin compression continued**

Raymond James Bank grew net loans by nearly $500 million, or 5.6 percent, over the preceding quarter. Despite the significant loan growth, the impact on the loan loss provision was muted by improved credit quality of the existing loan portfolio and loan payoffs. Net interest margins continue to compress, declining to 3.15 percent on an adjusted basis from 3.22 percent in the preceding quarter.

Other

The firm realized $10 million of gains from private equity investments during the quarter, of which $6 million was attributable to non-controlling interests. Also, a $5.5 million gain was realized on the redemption of Jefferson County Sewers auction rate securities.

"I am proud of our associates who have put our integration of Morgan Keegan behind them and are focusing on our clients and the market as one team," continued Reilly. "Although our general outlook on the economy remains constructive, we remain cautious as the interest rate environment will continue to pressure our spreads and our fixed income business in the near term."

A conference call to discuss the results will take place tomorrow morning, Thursday, January 23, at 8:15 a.m. ET. For a listen-only connection, please call: 877-666-1952 (conference code: 33709793), or visit raymondjames.com/analystcall for a live audio webcast. An audio replay of the call will be available until 5:00 p.m. ET on July 15, 2014, under the Investor Relations page of our website at www.raymondjames.com.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have approximately 6,200 financial advisors serving more than 2.5 million accounts in approximately 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $447 billion.

Forward Looking Statements

Certain statements made in this press release, and comments made in the associated conference call tomorrow, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning future strategic objectives, business prospects, anticipated savings, financial results (including expenses, earnings, liquidity, cash flow and capital expenditures), industry or market conditions, demand for and pricing of our products, acquisitions and divestitures, recruiting pipeline, Fixed Income business outlook, anticipated results of litigation and regulatory developments or general economic conditions. In addition, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," "forecasts," and future or conditional verbs such as "will," "may," "could," "should," and "would," as well as any other statement that necessarily depends on future events, are intended to identify forward-looking statements. Forward-looking statements are not guarantees, and they involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from those expressed in the forward-looking statements. We caution investors not to rely unduly on any forward-looking statements and urge you to carefully consider the risks described in our filings with the Securities and Exchange Commission from time to time, including our most recent Annual Report on Form 10-K and subsequent Forms 10-Q, which are available on RAYMONDJAMES.COM and the SEC's website at www.SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. We expressly disclaim any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

Raymond James Financial, Inc.
Selected financial highlights (Unaudited)

Summary results of operations

	December 31, 2013	December 31, 2012	% Change	September 30, 2013	% Change
	Three months ended				
	($ in thousands, except per share amounts)				
Total revenues	$ 1,208,774	$ 1,137,509	6 %	$ 1,150,263	5 %
Net revenues	$ 1,183,402	$ 1,109,488	7 %	$ 1,123,308	5 %
Pre-tax income	$ 178,924	$ 139,147	29 %	$ 161,969	10 %
Net income	$ 116,633	$ 85,874	36 %	$ 117,458	(1)%
Earnings per common share:					
Basic	$ 0.83	$ 0.62	34 %	$ 0.84	(1)%
Diluted	$ 0.81	$ 0.61	33 %	$ 0.82	(1)%
Non-GAAP results:[1]					
Non-GAAP pre-tax income	$ 178,924	$ 156,529	14 %	$ 183,972	(3)%
Non-GAAP net income	$ 116,633	$ 96,600	21 %	$ 133,515	(13)%
Non-GAAP earnings per common share:[1]					
Non-GAAP basic	$ 0.83	$ 0.70	19 %	$ 0.96	(14)%
Non-GAAP diluted	$ 0.81	$ 0.69	17 %	$ 0.93	(13)%

(1)   There are no non-GAAP adjustments in the December 31, 2013 quarter. Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the selected key metrics for information on the non-GAAP adjustments applicable to prior periods.

Raymond James Financial, Inc.
Consolidated Statement of Income
(Unaudited)

	Three months ended				
	December 31, 2013	December 31, 2012	% Change	September 30, 2013	% Change
	(in thousands, except per share amounts)				
Revenues:					
Securities commissions and fees	$ 782,180	$ 738,584	6 %	$ 740,793	6 %
Investment banking	79,797	84,870	(6)%	85,069	(6)%
Investment advisory fees	93,414	62,070	50 %	80,581	16 %
Interest	117,093	123,126	(5)%	115,065	2 %
Account and service fees	93,574	88,451	6 %	95,923	(2)%
Net trading profit	18,151	9,339	94 %	18,058	1 %
Other	24,565	31,069	(21)%	14,774	66 %
Total revenues	1,208,774	1,137,509	6 %	1,150,263	5 %
Interest expense	25,372	28,021	(9)%	26,955	(6)%
Net revenues	1,183,402	1,109,488	7 %	1,123,308	5 %
Non-interest expenses:					
Compensation, commissions and benefits	804,945	762,548	6 %	756,108	6 %
Communications and information processing	61,854	60,366	2 %	64,844	(5)%
Occupancy and equipment costs	39,685	39,478	1 %	39,954	(1)%
Clearance and floor brokerage	9,954	10,168	(2)%	9,414	6 %
Business development	32,244	30,629	5 %	30,533	6 %
Investment sub-advisory fees	11,799	8,050	47 %	10,283	15 %
Bank loan loss provision (benefit)	1,636	2,923	(44)%	(1,953)	184 %
Acquisition related expenses	—	17,382	NM	21,701	NM
Other	42,473	30,777	38 %	33,881	25 %
Total non-interest expenses	1,004,590	962,321	4 %	964,765	4 %
Income including noncontrolling interests and before provision for income taxes	178,812	147,167	22 %	158,543	13 %
Provision for income taxes	62,291	53,273	17 %	44,511	40 %
Net income including noncontrolling interests	116,521	93,894	24 %	114,032	2 %
Net income (loss) attributable to noncontrolling interests	(112)	8,020	NM	(3,426)	NM
Net income attributable to Raymond James Financial, Inc.	$ 116,633	$ 85,874	36 %	$ 117,458	(1)%
Net income per common share – basic	$ 0.83	$ 0.62	34 %	$ 0.84	(1)%
Net income per common share – diluted	$ 0.81	$ 0.61	33 %	$ 0.82	(1)%
Weighted-average common shares outstanding – basic	139,089	136,524		138,447	
Weighted-average common and common equivalent shares outstanding – diluted	142,597	138,694		141,793	

Raymond James Financial, Inc.
Segment Results
(Unaudited)

				Three months ended			
		December 31, 2013	December 31, 2012 [1]	% Change	September 30, 2013	% Change
		($ in thousands)				
Total revenues:						
Private Client Group	$	779,196	$ 714,302	9 %	$ 742,489	5 %
Capital Markets		244,993	255,073	(4)%	244,580	—
Asset Management		96,016	65,629	46 %	80,842	19 %
RJ Bank		83,873	92,050	(9)%	91,191	(8)%
Other		20,089	25,459	(21)%	7,898	154 %
Intersegment eliminations		(15,393)	(15,004)		(16,737)	
Total revenues	$	**1,208,774**	$ **1,137,509**	**6 %**	$ **1,150,263**	**5 %**
Net revenues:						
Private Client Group	$	776,669	$ 710,330	9 %	$ 740,164	5 %
Capital Markets		241,642	250,782	(4)%	241,024	—
Asset Management		96,013	65,628	46 %	80,841	19 %
RJ Bank		81,928	89,422	(8)%	89,210	(8)%
Other		820	5,845	(86)%	(12,833)	106 %
Intersegment eliminations		(13,670)	(12,519)		(15,098)	
Total net revenues	$	**1,183,402**	$ **1,109,488**	**7 %**	$ **1,123,308**	**5 %**
Pre-tax income (loss) (excluding noncontrolling interests):						
Private Client Group	$	71,510	$ 53,450	34 %	$ 64,617	11 %
Capital Markets		33,445	29,253	14 %	40,482	(17)%
Asset Management		31,836	20,943	52 %	30,569	4 %
RJ Bank		57,058	67,943	(16)%	72,614	(21)%
Other [2]		(14,925)	(32,442)	54 %	(46,313)	68 %
Pre-tax income (excluding noncontrolling interests)	$	**178,924**	$ **139,147**	**29 %**	$ **161,969**	**10 %**

(1) Effective during the quarter ended September 30, 2013, we implemented changes to our segments. These segment changes have no net effect on our historical consolidated results of operations. Prior period results, as presented, conform to our new reportable segments. For additional details, please refer to the Company's Form 8-K filed on October 16, 2013, and the Company's September 30, 2013 Form 10-K (both of which are available at www.sec.gov).

(2) The Other segment includes the results of our proprietary capital activities as well as acquisition, integration and certain interest expenses incurred with respect to acquisitions. Refer to the Reconciliation of the GAAP results to the non-GAAP measures that follows the selected key metrics for quantification of certain acquisition-related amounts which impacted prior reporting periods.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Details of certain key revenue and expense components:

	Three months ended					
	December 31, 2013		December 31, 2012 [1]		September 30, 2013	
	(in thousands)					
Securities commissions and fees:						
PCG segment securities commissions and fees	$	657,507	$	595,537	$	620,591
Capital Markets segment institutional sales commissions:						
Equity commissions		65,645		55,910		58,274
Fixed Income commissions		65,068		91,903		68,005
All other segments		88		65		76
Intersegment eliminations		(6,128)		(4,831)		(6,153)
Total securities commissions and fees	$	782,180	$	738,584	$	740,793
Investment banking revenues:						
Equity:						
Underwritings	$	18,751	$	22,451	$	23,955
Mergers & acquisitions fees and advisory fees		41,059		43,812		40,778
Tax credit funds syndication fees		9,159		4,269		7,628
Fixed Income investment banking revenues		10,833		14,157		12,999
Other investment banking revenues		(5)		181		(291)
Total investment banking revenues	$	79,797	$	84,870	$	85,069
Other revenues:						
Realized/Unrealized gain attributable to the Albion private equity investment [2]	$	—	$	9,036	$	—
Realized/Unrealized gain attributable to all other private equity investments		10,065		10,775		1,857
All other revenues		14,500 [3]		11,258		12,917
Total other revenues	$	24,565	$	31,069	$	14,774
Other expense:						
Losses of real estate partnerships held by consolidated variable interest entities [4]	$	8,596	$	3,306	$	3,099
All other expenses		33,877		27,471		30,782
Total other expense	$	42,473	$	30,777	$	33,881
Net income (loss) attributable to noncontrolling interests:						
Private equity investments	$	6,255	$	12,799	$	1,428
Consolidation of low-income housing tax credit funds		(10,975)		(5,240)		(5,396)
Other		4,608		461		542
Total net income (loss) attributable to noncontrolling interests	$	(112)	$	8,020	$	(3,426)

(1) Effective during the quarter ended September 30, 2013, we implemented changes to our segments. These segment changes have no net effect on our historical consolidated results of operations. Prior period results, as presented, conform to our new reportable segments. For additional details, please refer to the Company's Form 8-K filed on October 16, 2013, and the Company's September 30, 2013 Form 10-K (both of which are available at www.sec.gov).

(2) The Company held an indirect investment in Albion Medical Holdings, Inc. ("Albion"). This investment was sold in April, 2013.

(3) Total includes a $5.5 million realized gain on the December, 2013 redemption by the issuer of Jefferson County, Alabama Sewer Revenue Refunding Warrants auction rate securities that resulted from the resolution of the Jefferson County, Alabama bankruptcy proceedings.

(4) Nearly all of these losses are attributable to noncontrolling interests. After adjusting for the portion attributable to the noncontrolling interests, RJF's share of these losses is insignificant in all periods presented.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Selected Balance Sheet data:

	As of				
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Total assets	$ 21.9 bil.	$ 23.2 bil.	$ 22.2 bil.	$ 22.7 bil.	$ 22.3 bil.
Shareholders' equity	$ 3,782 mil.	$ 3,663 mil.	$ 3,544 mil.	$ 3,471 mil.	$ 3,380 mil.
Book value per share	$ 27.07	$ 26.40	$ 25.62	$ 25.14	$ 24.59
Tangible book value per share (a non-GAAP measure) [1]	$ 24.57	$ 23.86	$ 23.06	$ 22.56	$ 21.92
Return on equity for the quarter (annualized)	12.5 %	13.0 %	9.6 %	9.3 %	10.3 %
Return on equity for the quarter - computed based on non-GAAP measures (annualized) [2]	12.5 %	14.7 %	10.5 %	11.2 %	11.6 %
Total capital (to risk-weighted assets)	20.4 % [3]	19.8 %	19.2 %	18.1 %	19.1 %
Tier I capital (to adjusted assets)	15.2 % [3]	14.5 %	14.2 %	13.6 %	13.9 %

Private Client Group financial advisors:

	As of				
	December 31, 2013	September 30, 2013	June 30, 2013 [4]	March 31, 2013 [4]	December 31, 2012 [4]
Raymond James & Associates	2,430	2,443	2,449	2,464	1,604
Morgan Keegan & Company [5]	—	—	—	—	869
Raymond James Financial Services	3,279	3,275	3,246	3,217	3,215
Raymond James Limited	395	406	414	413	428
Raymond James Investment Services	74	73	72	71	65
Total advisors	6,178	6,197	6,181	6,165	6,181

Selected client asset metrics:

	As of				
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	(in billions)				
Client assets under administration	$ 446.5	$ 425.4	$ 405.8	$ 406.8	$ 387.9
Private Client Group assets under administration	$ 422.9	$ 402.6	$ 387.3	$ 388.2	$ 370.0
Private Client Group fee-based assets under administration	$ 151.2	$ 139.9	$ 131.8 [6]	$ 129.2 [6]	$ 118.6 [6]
Assets under discretionary management	$ 60.5	$ 56.0	$ 52.2	$ 51.0	$ 46.5
Secured client lending [7]	$ 2.4	$ 2.3	$ 2.3	$ 2.2	$ 2.3

(see explanations to the footnotes in the tables above on the following page)

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

(continued from previous page)

Footnote explanations pertaining to the tables on the previous page:

(1) Tangible book value per share (a non-GAAP measure) is computed by dividing shareholders' equity, less goodwill and other intangible assets in the amount of $360 million, $361 million, $363 million, $365 million, and $375 million as of December 31, 2013, September 30, 2013, June 30, 2013, March 31, 2013 and December 31, 2012, respectively, which are net of their related deferred tax balance in the amounts of $10.2 million, $8.6 million, $8.4 million, $9 million, and $6.8 million as of December 31, 2013, September 30, 2013, June 30, 2013, March 31, 2013 and December 31, 2012, respectively, by the number of common shares outstanding. Management believes tangible book value per share is a measure that the Company and investors use to assess capital strength and that the GAAP and non-GAAP measures should be considered together.

(2) Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the selected key metrics. This computation utilizes the net income attributable to RJF, Inc.-non-GAAP basis and the average equity-non-GAAP basis, as presented in the referenced reconciliation, in the computation.

(3) Estimated.

(4) As of September 30, 2013 we refined the criteria to determine our financial advisor population. The historical counts have been revised to provide consistency in the application of our current criteria in all periods presented.

(5) Morgan Keegan & Company financial advisors became Raymond James & Associates financial advisors effective with the February 2013 integration.

(6) Asset balances have been revised from the amounts previously reported in order to present computed balances consistently in all periods presented.

(7) Includes client margin balances and securities based loans available through RJ Bank.

Raymond James Financial, Inc.
Reconciliation of the GAAP results to the non-GAAP measures (Unaudited)

The Company believes that the non-GAAP measures provide useful information by excluding those items that may not be indicative of the Company's core operating results and that the GAAP and the non-GAAP measures should be considered together. There are no non-GAAP adjustments in the December 31, 2013 quarter, as the Morgan Keegan integration was substantially completed as of the end of the preceding quarter. The non-GAAP adjustments impacting the prior periods presented include one-time acquisition and integration costs (predominately associated with our Morgan Keegan acquisition) and restructuring expenses associated with Raymond James European Securities, Inc., ("RJES"). See the footnotes below for further details of each item.

The following table provides a reconciliation of the GAAP basis to the non-GAAP measures for the prior periods which included non-GAAP adjustments:

	Three months ended	
	December 31, 2012	September 30, 2013
	(in thousands, except per share amounts)	
Net income attributable to RJF, Inc. - GAAP basis	$ 85,874	$ 117,458
Non-GAAP adjustments:		
Acquisition related expenses [1]	17,382	21,701
RJES restructuring expense [2]	—	302
Sub-total pre-tax non-GAAP adjustments	17,382	22,003
Tax effect of non-GAAP adjustments [3]	(6,656)	(5,946)
Net income attributable to RJF, Inc. - Non-GAAP basis	$ 96,600	$ 133,515
Non-GAAP earnings per common share:		
Non-GAAP basic	$ 0.70	$ 0.96
Non-GAAP diluted	$ 0.69	$ 0.93
Average equity - GAAP basis [4]	$ 3,324,370	$ 3,603,559
Average equity - non-GAAP basis [5]	$ 3,322,744	$ 3,640,554
Return on equity for the quarter (annualized)	10.3%	13.0%
Return on equity for the quarter - non-GAAP basis (annualized) [6]	11.6%	14.7%

(1) The non-GAAP adjustment adds back to pre-tax income one-time acquisition and integration expenses associated with acquisitions that were incurred during each respective period.

(2) The non-GAAP adjustment adds back to pre-tax income restructuring expenses incurred during the period associated with our RJES operations.

(3) The non-GAAP adjustment reduces net income for the income tax effect of all the pre-tax non-GAAP adjustments, utilizing the year-to-date effective tax rate to determine the current tax expense.

(4) For the quarter, computed by adding the total equity attributable to RJF, Inc. as of the date indicated plus the prior quarter-end total, divided by two.

(5) The calculation of non-GAAP average equity includes the impact on equity of the non-GAAP adjustments described in the table above, as applicable for each respective period.

(6) Computed by utilizing the net income attributable to RJF, Inc.-non-GAAP basis and the average equity-non-GAAP basis, for each respective period. See footnotes (4) and (5) above for the calculation of average equity-non-GAAP basis.

Raymond James Bank
Selected financial highlights (Unaudited)

Selected operating data:

	Three months ended					
	December 31, 2013	December 31, 2012	% Change	September 30, 2013	% Change
	($ in thousands)				
Net interest income	$ 82,114	$ 87,746	(6)%	$ 82,588	(1)%
Net revenues [1]	$ 81,928	$ 89,422	(8)%	$ 89,210	(8)%
Bank loan loss (benefit) provision	$ 1,636	$ 2,923	(44)%	$ (1,953)	184%
Pre-tax income	$ 57,058	$ 67,943	(16)%	$ 72,614	(21)%
Net charge-offs	$ (291)	$ 2,380	(112)%	$ 4,080	(107)%
Net interest margin (% earning assets)	3.04%	3.52%	(14)%	3.05%	—
Adjusted net interest margin [2]	3.15%	3.67%	(14)%	3.22%	(2)%

RJ Bank Balance Sheet data:

	As of				
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	($ in thousands)				
Total assets [3]	$ 11,252,420	$ 10,500,374	$ 10,557,039	$ 10,329,814	$ 10,101,796
Total equity	$ 1,138,374	$ 1,106,742	$ 1,113,726	$ 1,102,185	$ 1,058,370
Total loans, net	$ 9,312,762	$ 8,821,201	$ 8,689,389	$ 8,416,245	$ 8,459,998
Total deposits [3]	$ 10,012,324	$ 9,301,157	$ 9,146,617	$ 9,074,716	$ 8,947,413
Available for Sale (AFS) securities, at fair value	$ 438,957	$ 457,126	$ 481,808	$ 514,970	$ 476,604
Net unrealized loss on AFS securities, before tax	$ (12,138)	$ (13,476)	$ (13,874)	$ (8,855)	$ (12,288)
Total capital (to risk-weighted assets)	12.6% [4]	13.0%	13.4%	13.4%	13.1%
Tier I capital (to adjusted assets)	10.7% [4]	10.4%	10.7%	10.5%	10.7%
Commercial Real Estate (CRE) and CRE construction loans [5]	$ 1,446,684	$ 1,343,886	$ 1,207,060	$ 1,165,298	$ 1,107,433
Commercial and industrial loans [5]	$ 5,518,307	$ 5,246,005	$ 5,256,595	$ 5,225,544	$ 5,227,142
Residential mortgage loans [5]	$ 1,765,321	$ 1,745,703	$ 1,720,133	$ 1,698,678	$ 1,693,576
Securities based loans [5]	$ 667,307	$ 555,752	$ 501,994	$ 433,290	$ 414,010
Loans held for sale [5] [6]	$ 86,223	$ 100,731	$ 178,478	$ 91,329	$ 206,757

Management data:

	As of				
	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	($ in thousands)				
Allowance for loan losses	$ 138,124	$ 136,501	$ 142,393	$ 150,286	$ 148,021
Allowance for loan losses (as % of loans)	1.46%	1.52%	1.61%	1.75%	1.72%
Nonperforming loans [7]	$ 97,623	$ 101,958	$ 107,118	$ 114,041	$ 110,627
Other real estate owned	$ 2,863	$ 2,434	$ 2,487	$ 4,225	$ 3,666
Total nonperforming assets	$ 100,486	$ 104,392	$ 109,605	$ 118,266	$ 114,293
Nonperforming assets (as % of total assets)	0.89%	0.99%	1.04%	1.14%	1.13%
Total criticized loans [8]	$ 310,704	$ 356,113	$ 426,309	$ 360,810	$ 394,946
1-4 family residential mortgage loans over 30 days past due (as a % 1-4 family residential loans)	2.81%	2.89%	3.04%	3.36%	3.61%

(see explanations to the footnotes in the tables above on the following page)

Raymond James Bank
Selected financial highlights (Unaudited)

(continued from previous page)

Footnote explanations pertaining to the tables on the previous page:

(1)   Net revenues equal gross revenue, which includes interest income and non-interest income, less interest expense.

(2)   Excludes the impact of excess Raymond James Bank Deposit Program ("RJBDP") deposits held during the respective period. These deposits arise from higher cash balances in firm client accounts due to the market volatility, thus exceeding the RJBDP capacity at outside financial institutions in the program. These deposits were invested in short term liquid investments producing very little interest rate spread.

(3)   Includes affiliate deposits.

(4)   Estimated.

(5)   Outstanding loan balances are shown gross of unearned income and deferred expenses.

(6)   Primarily comprised of the guaranteed portions of Small Business Administration section 7(a) loans purchased from other financial institutions.

(7)   Nonperforming loans includes 90+ days Past Due plus Nonaccrual Loans.

(8)   Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.